18005698

SEC MAIL PROCESSING
Received
MAR 01 2018
WASH, D.C.

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67371

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Union Square Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 Montgomery Street, 22nd Floor
(No. and Street)

San Francisco	CA	94111
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harriet Britt 415-501-8090
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Armanino LLP
(Name – *if individual, state last, first, middle name*)

50 West San Fernando St., Ste. 600	San Jose	CA	94583
(Address)	(City)	(State)	(Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

RMS

OATH OR AFFIRMATION

I, Harriet Britt, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Union Square Advisors LLC, as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

Chief Administrative Officer, Chief Compliance Offier
Title

See Attached Cert.
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa } s.s.

Subscribed and sworn to (or affirmed) before me on this 28th day of February (Month),

20 18, by Harriet Britt (Name of Signer (1)) and

_______________ (Name of Signer (2)), proved to me on the basis of

satisfactory evidence to be the person(s) who appeared before me.

Joshua D. Wood
Signature of Notary Public

JOSHUA D. WOOD
Commission # 2111767
Notary Public - California
Contra Costa County
My Comm. Expires May 16, 2019

For other required information (Notary Name, Commission No. etc)

Seal

OPTIONAL INFORMATION

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ____________

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: ____________

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _______

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Union Square Advisors LLC
San Francisco, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Union Square Advisors LLC (the "Company") as of December 31, 2017, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Union Square Advisors LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with the accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Armanino LLP

Armanino LLP
San Jose, California

We have served as the Company's auditor since 2007.
February 27, 2018

UNION SQUARE ADVISORS LLC
Statement of Financial Condition
December 31, 2017

ASSETS

Assets	
Cash and cash equivalents	$ 3,121,024
Accounts receivable	148,211
Employee advance receivables	135
Related party receivables	68,863
Prepaid expenses	123,085
Restricted cash	723,703
Property and equipment, net	247,803
Intangibles, net	2,333
Total assets	$ 4,435,157

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 426,795
Deferred rent	109,229
Total liabilities	536,024
Member's equity	3,899,133
Total liabilities and member's equity	$ 4,435,157

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Income
For the Year Ended December 31, 2017

Revenue	
Transaction and advisory fees	$ 16,994,457
Retainer fees	275,000
Total revenue	17,269,457
Expenses	
Compensation and benefits	8,828,809
Professional fees	1,031,234
Occupancy and related	1,771,091
Consulting fees	666,464
Travel and lodging	756,762
Meals and entertainment	141,797
Depreciation and amortization	132,904
Insurance	95,548
Licensing and filing fees	326,893
Postage and shipping	15,055
Advertising	123,028
Bank service charges	8,514
Total expenses	13,898,099
Income from operations	3,371,358
Other income (expense), net	
Other expenses, net	(125,300)
Total other income (expense), net	(125,300)
Income before income taxes	3,246,058
Income tax provision	27,590
Net income	$ 3,218,468

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Member's Equity
For the Year Ended December 31, 2017

Member's equity at December 31, 2016	$ 3,195,064
Member distributions	(2,514,399)
Net income	3,218,468
Member's equity at December 31, 2017	$ 3,899,133

The accompanying notes are an integral part of these financial statements.

UNION SQUARE ADVISORS LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities	
Net income	$ 3,218,468
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	132,904
Deferred rent	41,491
Changes in operating assets and liabilities	
Accounts receivable, net	114,169
Employee advance receivables	166,891
Related party receivables	(38,525)
Prepaid expenses	(46,177)
Accounts payable and accrued expenses	(47,112)
Net cash provided by operating activities	3,542,109
Cash flows from investing activities	
Purchase of property and equipment	(30,998)
Net cash used in investing activities	(30,998)
Cash flows from financing activities	
Member distributions	(2,514,399)
Net cash used in financing activities	(2,514,399)
Change in cash and cash equivalents	996,712
Cash and cash equivalents at beginning of year	2,124,312
Cash and cash equivalents at end of year	$ 3,121,024
Supplemental cash flow activity	
Cash paid for income taxes	$ 27,590

The accompanying notes are an integral part of these financial statements.

1. Nature of Business and Summary of Accounting Policies

Nature of business

Union Square Advisors LLC (the "Company") was formed as a Delaware limited liability company on June 15, 2006 originally as Seacliff Group, LLC and subsequently changed its name to Union Square Advisors LLC. The Company is approved by FINRA as a broker-dealer in California where it is headquartered and New York, where it maintains an office. It is also approved as a broker-dealer in the following states: Colorado, Connecticut, the District of Columbia, Maryland, Massachusetts, North Carolina, Pennsylvania, Texas, Utah, Virginia, and Washington.
The Company provides customized strategic mergers and acquisitions and private placement advice to technology growth companies.

Revenue recognition

Transaction and advisory fees, including commissions related to private placements of securities, and retainer fees are recognized as earned when all the services are performed according to terms of the contracts. Interest on receivables is recognized in the period due.

Accounts receivable

Accounts receivable consist of client retainer fees receivable and client reimbursables. Client reimbursables consist of out-of-pocket client expenses. The Company uses the allowance method to account for uncollectible accounts. Based on historical write-offs, overall economic conditions, and an evaluation of the current aging status of its receivables, the Company has established an allowance for doubtful accounts at a level considered to be adequate to cover anticipated credit losses on outstanding client receivables. Accounts are monitored by management on an ongoing basis and are written off by the Company when it has been determined that all available collection avenues have been exhausted. Bad debt recoveries are included in income as realized. The allowance for doubtful accounts was $12,610 at December 31, 2017.

Cash and cash equivalents

The Company classifies highly liquid investments with original maturities of three months or less as cash and cash equivalents. Cash and cash equivalents are held in major financial institutions. Periodically, such deposits may be in excess of federally insured limits.

1. Nature of Business and Summary of Accounting Policies (continued)

Property and equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in other income. Depreciation of furniture, fixtures, equipment, computer hardware, and software is computed using the straight-line method over the estimated useful lives of the assets, ranging from 3 to 5 years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful life of the asset or the term of the lease.

Intangible assets

Intangible assets, which consist of domain names, are stated at cost and amortized over their estimated useful lives of 15 years using the straight-line method.

Long-lived assets

The Company reviews long-lived assets held and used for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying value of the assets exceeds the fair value of the assets. No impairments have been recognized as of December 31, 2017.

Income taxes

The Company is a limited liability company for federal and state income tax purposes. Under laws pertaining to income taxation of limited liability companies, no federal income tax is paid by the Company. The income or loss of the Company is taxed to the member in its respective return. Accordingly, no provision for income taxes besides the $800 minimum California state franchise tax, New York state unincorporated business tax, and the LLC gross receipts fees are reflected in the accompanying financial statements.

The Company evaluates its tax positions taken or expected to be taken in the course of preparing tax returns to determine whether the tax positions are "more-likely-than- not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the "more-likely-than-not" threshold are recorded as an expense in the applicable year. As of December 31, 2017, the Company does not have any significant uncertain tax positions for which a reserve would be necessary.

1. Nature of Business and Summary of Accounting Policies (continued)

Deferred rent

The Company computes rent expense on a straight-line basis for operating leases that contain certain provisions for scheduled rent increases over the lease term. The difference between rent expense and rent payments over the lease term is recorded as a deferred rent liability.

Advertising costs

The Company expenses advertising costs as incurred.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("Topic 606") ("ASU 2014-09"), which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount an entity expects to be entitled when products or services are transferred to customers. ASU 2014-09 is effective for the Company's fiscal year beginning January 1, 2018. Early adoption is permitted. The Company is currently evaluating the accounting, transition and disclosure requirements of the standard.

2. Net Capital Requirements

Pursuant to the net capital provisions of the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), the Company is required to maintain minimum net capital of the greater of $5,000 or the ratio of aggregate indebtedness to net capital, as defined. The ratio of the aggregated indebtedness (as defined) to net capital shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and the related ratio of aggregate indebtedness to net capital may fluctuate on a daily basis. At December 31, 2017, the Company has net capital of $2,585,000, which was $2,549,265 in excess of its required net capital of $35,735. Assets totaling $1,314,133 were excluded from the calculation of the Company's net capital as they were classified as non-allowable assets. The Company's ratio of aggregate indebtedness to net capital is 20.74% as of December 31, 2017.

3. Exemption from Rule 15c3-3

The Company operates pursuant to the exemption provisions of (k)(2)(i) under Rule 15c3-3 of the U.S. Securities and Exchange Commission Act of 1934 (reserve requirements for brokers and dealers) in that the Company does not hold funds or securities for customers and it promptly transmits all funds and delivers all securities in connection with its activities as a broker or dealer.

4. Property and Equipment

Property and equipment consists of the following at December 31, 2017:

Computers and equipment	$ 404,256
Furniture and fixtures	231,445
Software	31,129
Leasehold improvements	640,715
	1,307,545
Less accumulated depreciation and amortization	(1,059,742)
	$ 247,803

Depreciation and amortization expense for the year ended December 31, 2017 totaled $132,437.

5. Intangible Assets

Intangible assets consist of the following at December 31, 2017:

Registered domain name	$7,000
Less accumulated amortization	(4,667)
	$2,333

Amortization expense for the year ended December 31, 2017 totaled $467 and is expected to be $467 for each year until becoming fully amortized in 2022.

6. Commitments and Contingencies

Leases

The Company leases office space in San Francisco and New York under non-cancelable operating leases, which expire on June 30, 2021. Additionally, the Company leases certain office equipment under non-cancelable operating leases that expire at various dates through October 2019.

Future minimum payments under non-cancelable operating leases are as follows:

Year Ending December 31:	
2018	$1,224,869
2019	1,356,275
2020	1,366,358
2021	689,955
	$4,637,457

Rent expense for the year ended December 31, 2017 totaled $1,364,744.

Letters of credit

At December 31, 2017, the Company has letters of credit in the favor of its New York and San Francisco office landlords. The New York office letter of credit is in the amount of $323,703 and expires August 30, 2021. The San Francisco office letter of credit is in the amount of $400,000 and expires August 31, 2021.

7. Employee Benefit Plan

The Company has a profit sharing/401(k) plan for the benefit of its employees. The plan is a multiple employer plan offered by Fidelity Investments Retirement Savings Plan. The plan covers all eligible employees, and it provides the employees with the opportunity to make contributions to the plan on a tax deferred basis. The Company may make a discretionary contribution; the Company did not make a contribution to the plan during the year ended December 31, 2017.

8. Concentrations

The Company derives a substantial amount of its revenue from companies in the technology sector. Accordingly, its revenue base and recoverability of its receivables depend to some degree on the economic prosperity of companies within this industry.

In 2017, the Company derived a substantial portion of its revenue from three major customers. Major customers, defined as those customers providing 10% or more of revenue, accounted for approximately 58% of total revenue for the year ended December 31, 2017.

9. Subsequent events

The Company has evaluated subsequent events through February 27, 2018, the date the financial statements were available to be issued. No subsequent events have occurred that would have a material impact on the presentation of the Company's financial statements.

SUPLEMENTAL INFORMATION

UNION SQUARE ADVISORS LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2017

Computation of net capital		
Member's equity at December 31, 2017		$ 3,899,133
Non-allowable assets		(1,314,133)
Net capital		$ 2,585,000
Aggregate indebtedness		$ 536,024
Computation of net capital requirement		
Net capital requirement (6-2/3% of aggregate indebtedness)	(A)	$ 35,735
Minimum dollar net capital requirement	(B)	$ 5,000
Net capital requirement (greater of (A) or (B))		$ 35,735
Excess net capital (net capital, less net capital requirement)		$ 2,549,265
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)		$ 2,531,398
Aggregate indebtedness to net capital		20.74%
Reconciliation with Company's computation (Included in Part II of Form X-17a-5(a) as of December 31, 2017)		
Net capital, as reported in the Company's Part II (unaudited) FOCUS report		$ 2,575,148
Audit adjustment		9,852
Net capital as reported herein		$ 2,585,000
Nonallowable assets as reported in the Company's Part II (unaudited) FOCUS report		$ 1,334,382
Audit Adjustment		(20,249)
Nonallowable assets, as reported herein		$ 1,314,133
Aggregate indebtedness as reported in the Company's Part II (unaudited) FOCUS report		$ 545,876
Audit adjustment		(9,852)
Aggregate indebtedness, as reported herein		$ 536,024

These differences result in a ratio of aggregate indebtedness to net capital of 20.74% rather than 21.20% as previously reported.

UNION SQUARE ADVISORS LLC

Schedule II - Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission For the Year Ended December 31, 2017

The Company claims exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(i).

The Company has complied with the exemptive provisions of SEC Rule 15c3-3.

REPORT ON EXEMPTION UNDER SEC RULE 15c3-3

Union Square Advisors LLC

FOR THE YEAR ENDING DECEMBER 31, 2017

SEA 15c3-3 Exemption Report

I, Harriet Britt, Chief Compliance Officer and Chief Administrative Officer of Union Square Advisors (the "Company") do hereby represent the following:

1. The Company claims the k(2)(i) exemption to SEA §240.15c3-3;
2. The Company met the identified exemption provisions in SEA §240.15c3-3(k) from January 1, 2017 through the remainder of the fiscal year ending December 31, 2017 without exception; and
3. There were no exceptions during the period of January 1, 2017 through December 31, 2017 in meeting the identified exemption provisions of k(2)(i) in SEA §240.15c3-3.

Respectfully Submitted,

Harriet Britt
Chief Compliance Officer
Chief Administrative Officer
Union Square Advisors LLC

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON THE REPORT ON EXEMPTION FROM SEC RULE 15c3-3 OF
UNION SQUARE ADVISORS LLC
FOR THE YEAR ENDED DECEMBER 31, 2017

To the Member of
Union Square Advisors LLC
San Francisco, California

We have reviewed management's statements, included in the accompanying Union Square Advisors LLC Report on Exemption From SEC Rule 15c3-3 for the year ended December 31, 2017, in which (1) Union Square Advisors LLC (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3 paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based upon our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Armanino LLP

Armanino[LLP]
San Jose, California

February 27, 2018

armanino

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Member of
Union Square Advisors LLC
San Francisco, California

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Union Square Advisors LLC (the "Company") and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of the Company for the year ended December 31, 2017, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements noting no differences;

2. Compared the total revenue amount reported on the annual audited Form X-17A-5 Part III for the year ended December 31, 2017, with the total revenue amount reported in Form SIPC-7 for the year ended December 31, 2017, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions on the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Armanino LLP

Armanino[LLP]
San Jose, California

February 27, 2018

SIPC-7

(35-REV 6/17)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(35-REV 6/17)

For the fiscal year ended 12/31/2017
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

7*7*****1071*******************ALL FOR AADC 940
67371 FINRA DEC
UNION SQUARE ADVISORS LLC
600 MONTGOMERY ST 22ND FL
SAN FRANCISCO, CA 94111-2702

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2)		$ 25,904
B. Less payment made with SIPC-6 filed (**exclude interest**) 7/31/17 Date Paid		(17,939)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		7,965
E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 7,965
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 7,965	
H. Overpayment carried forward	$(—)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Union Square Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 9 day of February, 2018.

Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2017 and ending 12/31/2017

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $________

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. 0

(3) Net loss from principal transactions in commodities in trading accounts. 0

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. 0

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. 0

(7) Net loss from securities in investment accounts. 0

Total additions ________

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. 0

(2) Revenues from commodity transactions. 0

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 0

(4) Reimbursements for postage in connection with proxy solicitation. 0

(5) Net gain from securities in investment accounts. 0

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. 0

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). 0

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

________ 0

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

Enter the greater of line (i) or (ii) ________

Total deductions 0

2d. SIPC Net Operating Revenues $ 17,269,457-

2e. General Assessment @ .0015 $ 25,904-

(to page 1, line 2.A.)

Union Square Advisors LLC

Financial Statements

December 31, 2017